Kirby A. Tyndall
Chief Financial Officer
June 20, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20002
Attention: Christian Windsor, Special Counsel

Re:	Bank of Granite Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Definitive Proxy Statement on Schedule 14A Filed March 20, 2008 File No. 000-15956
Ladies and Gentlemen:
We received a letter from the Division of Corporate Finance concerning a review of the company’s Form 10-K for the fiscal year ended December 31, 2007 and Definitive Proxy Statement on Schedule 14A filed March 20, 2008, including comments on these filings. This letter is delivered in response to those comments, using the same numbering system included in the staff’s letter.
Form 10-K for the fiscal year ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Loans, page 28
1.     Comment:
We refer to the second paragraph on page 28 that states commercial loans, consumer loans and real estate mortgage loans totaling $766 million depend on repayment from the ongoing cash flow of the business or the individual borrower. Please tell us and revise future filings to state the following:
•	Describe the nature and extent of the Company’s recourse to the underlying collateral of these loans.

•	For loans with limited or no recourse, state how the Company mitigates its credit risk exposure with respect to these higher credit risk loans.

23 North Main Street P.O. Box 128 Granite Falls, NC 28630	Phone 828.496.2026 Facsimile 828.496.2010 ktyndall@bankofgranite.com

Securities and Exchange Commission
June 20, 2008

Response:
The reference on page 28 to “working capital loans” does not relate to a specific type or group of loans. The reference was intended to contrast expected repayment sources between real estate loans and commercial loans.
The Bank’s commercial loan customer base is small to medium size companies. These companies’ financial characteristics do not support cash flow lending or traditional working capital lending. For virtually all of the loans being discussed in the referenced section, the Bank is secured by all business assets including the related business real property. We will revise the wording referencing these loans in future filings to delete the reference to “working capital loans” and refer to “commercial or business related loans repayment of which is expected from the operations of the business.” We will also note that the Bank is generally collateralized by all business assets including the related real estate, where applicable.
2.     Comment:
We refer to the second paragraph on page 31 that states most of the $64 million of bank loans deemed to be impaired in 2007 were working capital loans to commercial customers in the Catawba Valley area. Please tell us and in future filings provide the following information:
•
Disclose in the 5-year loan table on page 28 the dollar amount of working capital loans outstanding for each year and state in a note to the 5-year nonperforming assets table the portion of non-accrual loans that are non-performing working capital loans or similar unsecured high risk credit loans.

•	Describe the credit risk characteristics of the working capital loans, including whether they were secured or unsecured and the expected source of repayment for these loans.

•
Tell us why MD&A in the 2007 Form 10-K and interim filings did not discuss the higher credit risk characteristics of these working capital loans and any significant collectibility concerns considering:

°	The material impact of these nonperforming working capital loans on the Company’s operations and liquidity in 2007.

°
The geographic concentration of these loans in the Catawba Valley whose weak economy continued to impact the Company’s loan losses since 2005. Refer to MD&A, Results of Operations, 2006 to 2005, on page 20.

Response:
We believe the response to Comment 1 addresses these questions with regard to working capital loans. In future filings we will delete the reference to “working capital loans.” As discussed above, virtually all of the loans referenced are secured; we will disclose the levels of secured versus unsecured loans in the future if this information becomes material. The Bank’s significant credit loss and charge-offs related to small business loans (referred to in the report as

Securities and Exchange Commission
June 20, 2008

“working capital loans”) in 2007 did not result from the Bank being unsecured but rather significantly under-collateralized.
With respect to the reference to “Catawba Valley,” substantially all (approximately 88%) of the Bank’s non-performing loans are to customers or businesses in the area generally known as the Catawba Valley. The reference was meant to highlight that the problem loans did not relate to other areas, primarily Charlotte. We do not believe it is appropriate in future filings to segregate loans by market area, as the geographic area of the Bank’s footprint is not sufficiently large to create different levels of credit risk by location, and thus we do not believe this information would be material or informative to investors. This is not a break down that management uses to analyze the loan portfolio.
The conditions outlined in the report regarding loans recorded as performing when they were not and the supplemental comments in response to Comment 14, resulted in many of the loans having been renewed multiple times, with the ultimate result that in many cases accrued interest was capitalized. Additionally, in most of these cases, the loan customers’ businesses were declining. The increased review and analysis resulted not in a determination that the Bank was not secured — but that the collateral value had declined to significantly less than the loan balance. The result was that the Bank was able to determine significant amounts of loan balances would not be recoverable from collateral liquidation or pursuit of any guarantor, and those amounts were charged off.
In future filings, we will highlight the remedial steps we have outlined supplementally at Comment 14 and any other measures developed. The future disclosure would be similar to: “In 2008, we have increased the monitoring of our small business portfolio by closely monitoring renewals and requiring credit administration approval for any renewal of adversely graded loans and more thorough evaluation of the Bank’s collateral position in new and renewed loans based on the adverse experiences of collateral liquidation in 2007. The credit monitoring function also monitors and investigates early warning signals such as overdrafts and past due reports related to these loans.”
3.     Comment:
We refer to the five year table of impaired loans on page 29 that shows the Company had impaired loans in 2007 and 2006 of $27 million and $15.5 million, with a related allowance for loan losses of $3 million and $3.9 million, respectively. Please tell us and discuss in future filings the credit risk factors the Company considered with respect to the $900,000 decrease in the allowance for loan losses in 2007. Consider in your response any changes in the loan composition and credit risk characteristics of the impaired loans in 2007 as compared to 2006 including the nature and extent of recourse to the underlying collateral. Discuss your methodology employed in determining the allowance for loan losses amounts.
Response:
The Bank’s process for determining the allowance for loan losses related to impaired loans is on a loan-by-loan basis. The reported amounts of impaired loans outstanding and the related reserves from period to period can vary substantially because of action with respect each individual loan. Specifically, the amounts reported at December 31, 2007 reflect the action by

Securities and Exchange Commission
June 20, 2008

the Bank to charge-off almost all impaired amounts in the period recognized. The analytical assessments relate more to the FAS 5 component of the allowance derivation for each period.
Please refer to our response to Comment 6 for a more complete discussion of our impairment (FAS 114) process and to Comment 16 for more discussion of our allowance process.
Provision and Allowance for Losses, page 30
4.     Comment:
We refer to the third paragraph on page 30 that states the predominant measure for recognizing impairment on large commercial loans is the evaluation of the fair value of the underlying collateral. Please tell us and disclose in future filings the following:
•
State the extent to which the Company is using recently updated appraisals to determine the fair value of the collateral. If you do not use recent appraisals, please explain how the approximate fair value of the collateral is measured in order to determine if there is an impairment to large commercial loans.

•
Consider in your response that the first quarter of 2008 all impaired loans were considered to be Level 3 measurements under SFAS 157 in which appraised value is not available or is not current. Refer to Note 7, Adoption of Financial Accounting Standard Number 157 on page 15 of the Form 10-Q for the period ended March 31, 2008.

Response:
With respect to the determination of approximate fair value for impairment purposes, the Company utilized reasonably current appraisals of business real estate and equipment in approximately 25% of the impairment evaluations. In circumstances of dated appraisals, discounts for the time period were applied. However, the independent loan review firm used by the Bank and the Bank’s loan officers is very familiar with property values in the area and the relative value of the specific properties versus properties with more definitive valuation information. That current knowledge in addition to inquiries of various real estate brokers and appraisers were the significant inputs to the individual impairment evaluations.
We intended for the disclosures in the report on Form 10-K and the characterization of the FAS 157 evaluation measures in the referenced first quarter 10-Q to be consistent. The impairment evaluation referenced often is not based on current transactions or in most instances comparable assets that would be reflective of an active market. In many cases, the insight of Bank personnel is the most conclusive input to the impairment measurement. In these instances, the Bank is generally unable to obtain market information related to recent transactions or comparable assets. The related impairment valuations are predominantly based on Bank personnel evaluations using the available information, if any, as benchmarks. We will include expanded disclosure in future filings to detail this aspect of the Bank’s loan impairment valuation process.
5.     Comment:
We refer to the second paragraph on page 31 that states most of the $64 million of bank loans that were deemed impaired were working capital loans to commercial customers in the Catawba

Securities and Exchange Commission
June 20, 2008

Valley market area. We note the “Results of Operations, 2006 Compare to 2005” section on page 19 states that the provision for loan loss increased 23.5% in 2006 compared to 2005 due to a prolonged recession that increased nonperforming loans in your Catawba Valley market area. Please tell us and provide the following disclosure in future filings:
•
Based on the increased risk characteristics of the loans from the Catawba Valley area since 2006, please state what credit risk assessment and collateral valuation methods were used by the Company to determine that material impairment to loans in this geographical area were analyzed and recorded on a timely basis.

•	Disclose the total amount of secured and unsecured working capital loans in 2007 and 2006 that were impaired and the impact of the valuation of the underlying collateral on the recorded loss.
Response:
Please refer to our response to Comment 1 with respect to “working capital loans” and Comment 2 with respect to the “Catawba Valley” reference. As discussed above, we do not analyze loans separately by geographic area, nor do we believe such a segregation would be meaningful to investors. Also, virtually all of the Bank’s commercial loans discussed in response to Comment 1 are secured, as discussed above. We do not believe these references, which will be altered or deleted in future filings, warrant any additional disclosures.
6.     Comment:
We refer to the fourth paragraph on page 31 regarding the Company’s review of their allowance for loan loss methodology during the third quarter of 2007 which resulted, among other changes, in the implementation of more effective SFAS 114 impairment analysis procedures. Please tell us and discuss in future filings the following:
•	Explain what were the specific changes implemented with your SFAS 114 impairment analysis procedures that made them more effective.

•
Tell us why the changes in the allowance for loan loss methodology did not have a significant effect on the third quarter loan loss provision considering you state that impaired loan identification was one of the significant factors in determining the third quarter loss provision.

Response:
With respect to SFAS 114 impairment procedures, we defined loan size and type thresholds for impairment investigation and utilized a common template to document the loan amount, collateral description and the valuation basis and conclusion. Each identified loan is evaluated by experienced credit administration personnel. The individual templates roll forward to a summary and the templates are rolled forward for each evaluation period.
Please refer to our response to Comment 4 as to a more detailed discussion of the impairment determination process.

Securities and Exchange Commission
June 20, 2008

The comment relative to “changes in methodology not being significant” was intended to contrast problem loan identification (risk grading accuracy and SFAS 114 impairment determination) as significant versus the general information accumulation process in the determination of the third quarter loan loss provisions and allowance. Please reference our response to Comment 16 regarding allowance for loan loss procedures.
7.     Comment:
We refer to the last paragraph on page 31 that states the Company believed it prudent to charge operations for $55.1 million in 2007 due to continued high levels of nonperforming loans resulting from the continued local weak economy in the Catawba Valley and other factors. Please tell us and describe in future filing the nature of these other factors or cross reference to disclosure elsewhere.
Response:
The reference to “other factors” was intended to refer to descriptions elsewhere in the report of changes to methodologies and controls regarding the determination of the allowance for loan losses and loan loss provision. We believe our disclosures in paragraph 5 of page 31; paragraph 2, page 15 (MD&A Year 2007 in Review); and paragraph 4 of Management’s Annual Report on Internal Control, page 72 are descriptive of “such other factors”. See additional details related to deficiencies in lending controls in response to Comments 13 to 17.
8.     Comment:
We refer to the five-year table of changes in the allowance for loans losses on page 32 that shows charge-offs related to asset-based lending loans for $7.4 million in 2007. Please tell us and discuss in future filings the following:
•	State why you have included a separate line item for this type of loan in the table of changes in the allowance for loan losses.

•	If material, separately disclose this type of loan in the 5-year loan table on page 28 and discuss their credit risk characteristics.
Response:
The separate line item for the asset based lending loss originated with the June 30, 2007 Form 10-Q, because the charge-offs were a significant component of the period charge-offs. That fact continued throughout 2007. The asset-based portfolio was never more than 2% of the total portfolio, and thus we do not believe this category is material and warrants separate disclosure in our 5-year loan table.
The Bank has substantially reduced its asset based lending activity and intends to discontinue the activity in the near future.

Securities and Exchange Commission
June 20, 2008

9.     Comment:
We refer to the table of changes in the allowance for loan losses on page 32 that shows real estate and commercial loans charged off in 2007 totaled $45.8 million, a 918% increase as compared to $4.5 million of charge-offs in 2006. Please tell us and disclose in future filings the following information:
•
The extent to which these impaired loans were collateralized, the nature of the collateral and the gain or loss on sale of the collateral. Refer to the $728,000 loss on sale of other real estate in 2007 in the Consolidated Statement of Cash Flows on page 44.

•
Provide a roll-forward table for the repossessed properties stated in the 5-year table of nonperforming assets on page 28 that shows how the Company recorded the transfer in of any underlying collateral of the $45.8 million of real estate and commercial loans charged off and the transfer out due to subsequent sales.

Response:
Substantially all of the real estate and commercial loans referenced were collateralized. Real estate loans were primarily loans to builders for homes (no large tracts) and smaller lot loans. The commercial loans were collateralized by related real estate, equipment, inventory and receivables. The foreclosed asset balances or foreclosure activity related to the 2007 charge-offs was not material, principally because of the timing of the identification process occurring very late in 2007. Additions and disposals in 2007 were $3.2 million and $1.8 million, respectively. The referenced loss on other real estate related to disposals of properties was not related to the 2007 loan charge-off activity.
The current year activity with respect to foreclosures is not material and is delayed because of judicial backlogs. We will disclose roll forward activity in future filings, as the information becomes material.
Financial Statements for the period ended December 31, 2007
Note 1, Summary of Significant Accounting Policies, Goodwill and Other Intangibles, page 46
10.   Comment:
We refer to the statement that the Company completed its impairment test in 2007 for the $10.8 million of goodwill recognized with respect to the acquisition of First Commerce in 2003 and determined that no impairment had occurred. Please tell us and discuss in future filings the basis for the Company’s conclusion that goodwill related to the First Commerce acquisition has not been impaired under paragraph 28 of SFAS 142 taking into consideration the following factors:
•	The pre-tax net loss of $26.5 million incurred in 2007 considering the $55 million provision for loan losses exceed net interest income of $53 million.

Securities and Exchange Commission
June 20, 2008

•	The negative return on average assets and average equity of 1.27% and 10.95% during 2007 as stated in the Performance Ratios section of the “Selected Financial Data” on page 13.
Response:
The referenced goodwill amount relates solely to the First Commerce purchase in 2003, which involved branches only in the Charlotte metropolitan area. We performed a goodwill impairment evaluation at December 31, 2007. The factors cited in your observation were considered in evaluating the goodwill as it related to the overall Company, and no impairment was indicated.
Note 15, Regulations and Regulatory Restrictions, page 64
11.     Comment:
Describe for us any agreements or understandings, written or oral, with any of your regulatory agencies or their representatives.
Response:
The Company does not have any agreements or understanding with its regulators regarding capital or the payment of dividends by its subsidiaries to the Company.
Note 16, Adoption of Staff Accounting Bulletin Number 108, page 65
12.     Comment:
We note the Company elected to use the cumulative effect transition method in 2006 and recorded a SAB 108 adjustment as of January 1, 2006 for $1.8 million regarding cash dividends that were previously recorded on a cash basis. Please tell us why the Company evaluated this error under the roll-over method to conclude that it was immaterial considering SAB 108 requires a “dual approach” which requires quantification and evaluation of each error under both the iron curtain and roll-over methods.
Response:
The wording in footnote 16 in the report will be changed in future filings to delete the reference to “under the roll-over method.” The referenced difference in the dividend was not an accumulating amount. Thus, the impact under either approach would be the same, and the Company made that evaluation.
Management’s Annual Report on Internal Control over Financial Reporting, page 72
13.     Comment:
We refer to the conclusion by management that internal controls over financial reporting as of December 31, 2007 were not effective and to the description of material weaknesses identified by management related to the design and enforcement of policies for lending authority and for

Securities and Exchange Commission
June 20, 2008

monitoring controls used to identify problem loans and quantify their risk. Please tell us the following with respect to their material weaknesses discovered in 2007:
•
Tell us if these material weaknesses in internal control were related specifically to the Company’s internal control over financial reporting for the year ended December 31, 2007 or if they existed in prior fiscal years.

•
Assuming the material weakness noted also existed in the internal controls over financial reporting in prior fiscal years, please tell us why management was not able to detect them during prior reviews of their internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act.

Response:
Based on the extensive loan review activity disclosed in the report and the magnitude of the resulting loan charge-offs, it is probable that the material weaknesses existed in prior periods. Management conducted its prior year 404 reviews in a manner consistent with 2007. There were no apparent control weaknesses and inquiries and transactions reviewed did not disclose significant internal control deviations. Based on those reviews management concluded internal controls were adequate. The changes in loan loss allowance methodology and credit administration and the extensive loan reviews conducted during 2007 caused a heightened awareness of weaknesses in the loan portfolio and in the procedures for monitoring and reviewing the portfolio. We believe that this is the likely reason that the issues were first discovered during 2007.
Please refer to our response to Comment 14 for additional information.
14.     Comment:
Please tell us the following information related to the material weakness related to lending practices stated in the fourth paragraph of the report:
•
What were the specific lending practices that contributed to characterizing loans as performing when they in fact were not and the remediation plan implemented to provide reasonable assurance that this material weakness will not recur in future fiscal periods.

•
What were the specific internal control remedies implemented in 2007 to reasonably assure that the payment and impairment status of a portfolio of asset-based lending loans is adequately evaluated on a timely basis.

Response:
Loans and lending relationships were reflected as current and performing primarily because senior bank officials (including the Chief Credit Officer) had large lending authorities, without consistently required oversight and approvals from other officials within the Bank. As a result, interest was capitalized and loans were renewed without performance, and inadequate monitoring procedures facilitated the activity.
The specific remediation steps taken are as follows:

Securities and Exchange Commission
June 20, 2008

•	Individual loan authorities were substantially reduced

•	Capitalizing interest is against bank policy

•	Chief Credit Officer no longer has any direct lending authority

•	Renewal of classified loans must be approved by credit administration

•	New loan and renewal approval documents are reviewed daily for proper authorization
With respect to asset-based lending controls, the activity was assigned to a special assets manager who immediately curtailed activity and initiated monitoring of each customer. The ultimate resolution of the matter is the Bank’s imminent exit from this activity.
Remediation Plan, page 73
15.     Comment:
We note the statement in the second bullet point that you have implemented “other monitoring procedures” that have improved the loan underwriting process. Please tell us and disclose in future filings the nature and extent of these other monitoring procedures that have improved the loan underwriting process.
Response:
The primary monitoring procedures to improve underwriting are as follows:
•
The loan officer is required to submit a commercial loan approval and underwriting document to a central monitor the day the loan is funded. The document indicates that necessary approval and required documentation is in order. The central monitor reviews daily.

•	The approval process for large exposures, real estate acquisition and development and classified loans require credit administration approval, which assures improved underwriting.

•	The current year loan review is focusing on new production to evaluate underwriting quality.

•	Credit administration has produced significantly more detailed and improved guidance and conducted related training for the entire lending team.
As set forth in the response to Comment 17, sufficient time has not passed to perform a meaningful evaluation of effectiveness of the measures described above and determine whether additional steps are required. We will disclose such steps, if we believe they are effective, in future filings.

Securities and Exchange Commission
June 20, 2008

16.     Comment:
We note you state in the third bullet point that as part of your remediation plan you have developed a “more effective process” for estimating the allowance for loan losses. Please tell us and discuss in future filings the nature of the specific changes made to your loan loss methodology and why you consider they will result in a more effective process for estimating the allowance for loan losses.
Response:
The disclosures we made in paragraph 7, page 17 Critical Accounting Policies and paragraphs 5, 6, and 7 on page 30 were our responses with regard to changes in our process. Additional activity includes monitoring past due reports and customer contacts (primarily through credit administration) to evaluate loan grading accuracy and timely identification of loans for impairment evaluation.
The accumulation of information in the development of the indicated allowance for loan losses involves more experienced personnel to evaluate the reasonableness of loan grade loss factors, the appropriate unallocated amounts and individual impairment amounts in the process.
17.     Comment:
We refer to your statements that the Company is actively monitoring its remediation efforts; it cannot be certain as to whether it will be effective or the time it will take to fully implement the remediation plan will be sufficient to eliminate the material weaknesses. In light of the ongoing nature of the remediation plan, please include in future annual and interim filings for fiscal 2008 the following information:
•
An update with respect to the implementation status of the remediation plan including a summary of the changes implemented and determined to be effective and the changes that continue pending implementation under the Plan.

•	We note the “Remediation Plan” section on page 34 of the March 31, 2008 Form 10-Q does not provide an update regarding the Company’s progress in implementing the remediation plan.
Response:
We did not believe there was a sufficient amount of time between the development of the remediation plan, the filing of the 2007 Form 10-K and the filing of the March 31, 2008 Form 10-Q to provide a meaningful update about the implementation of the plan or to perform an evaluation of the effectiveness of the various changes made or to be made. We will include these updates and appropriate statements about the evaluation of the effectiveness of the measures taken in future filings.

Securities and Exchange Commission
June 20, 2008

Exhibits 31.1 and 31.2
Section 302 Certifications
18.     Comment:
We note that paragraphs 2, 3, 4 and 5 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, the certifications include references to the “annual report” rather than referring to only the “report” and certain language in parentheses in the form has been omitted. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.
Response:
In future filings, we will ensure that the certifications included as Exhibits 31.1 and 31.2 are in the exact form set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.
Definitive Proxy Statement on Schedule 14A filed March 20, 2008
Annual Bonus, page 14
19.     Comment:
In future filings, with respect to annual bonus awards, please disclose and discuss the specific performance targets relating to earnings per share, loan growth, deposit growth, return on average equity and loan loss provisions and how the company’s bonus awards are structured around such performance goals in accordance with Item 402(b)(2)(v)-(vi) of Regulation S-K. If you did not disclose the performance targets because you determined that they were confidential due to the potential for competitive harm to the Company, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis supplementally and include detailed disclosure analyzing the level of difficulty necessary to reach each of the targets contemplated by the Instruction. For more information on the confidentiality of targets, please refer to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.
Response:
In disclosing performance targets under our bonus plan, we disclosed the individual measures and the weighting attributed to each in determining bonus levels. We also disclosed the proportional range of the various targets (threshold, target, and maximum) in order to give readers a sense of the spread used to determine a particular bonus level and the relative likelihood of achieving various bonus levels. We did not disclose the specific target levels because those levels are based upon our budget and business plans, and we believed that revealing the detail of those plans would cause competitive business harm to our company by allowing competitors to know our future financial forecasts and plans, areas to be emphasized by management in the future, and our expectations for achieving various levels of success. We noted that in adopting the target levels, the board believed that achieving the threshold level was

Securities and Exchange Commission
June 20, 2008

more likely than not, that achieving performance at the target levels was probable, and that achieving the maximum levels was possible. We did not believe we had sufficient information available to make predictions that were any more precise. In future filings, we will attempt to correlate the achievement of various target levels to the frequency of achieving those levels in the past, to the extent this will be meaningful. We note that we did not achieve target bonus levels in 2007, and no annual bonuses were paid.
Summary Compensation Table, page 18
20.     Comment:
In future filings, please include a footnote to the “Option Awards” column disclosing all assumptions made in the valuation of such awards. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.
Response:
In future filings, we will include a footnote to reference disclosure of the assumptions made in the valuation of options, which is included in footnote 1 to our consolidated financial statements under the heading “Stock-Based Compensation.”
Transactions with Officers and Directors, page 28
21.     Comment:
In future filings, please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to persons not related to the lender. Also, avoid qualifying the representations by including terms like “in the opinion of our management.”
Response:
In future filings, we will include the complete language from Instruction 4(c) to Item 404(a) of Regulation S-K, and we will delete the qualifying wording regarding the opinion of management.
Conclusion
The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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June 20, 2008

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the company has adequately addressed all of the concerns and comments included in the staff’s letter. We appreciate your review of these responses. If you have further comments or any questions about our responses, please contact the undersigned at the address and telephone number listed above. Thank you for your consideration.
Sincerely yours,
Bank of Granite Corporation
/s/ Kirby A. Tyndall
Kirby A. Tyndall
Executive Vice President and
     Chief Financial Officer